Exhibit (a)(6)
Screenshot of Login Page to Offer website:
APOLLO GROP INC.
EMAIL stockoptions@apolloQFp.edu
Welcome to the Apollo Group, Inc. (“Apollo Group”) Stock Options Tender Offer website. Please enter your Employee ID and Password [last four digits of your Social Security Number] If you have misplaced or did not receive your Employee ID, click here.
Employee ID: (Case Sensitive) Password: (Case Sensitive)